Exhibit 4.32

INVESTMENT NUMBER 30332

Standstill Agreement
(in respect of IFC's loans to UABL Paraguay S.A. and Riverpar S.A)

among

UABL Paraguay S.A. and Riverpar S.A

and

INTERNATIONAL FINANCE CORPORATION

Dated January 15, 2016

STANDSTILL AGREEMENT
This Standstill Agreement (this "Agreement") is entered into as of January 15, 2016 by and among:
(1)	INTERNATIONAL FINANCE CORPORATION, an international organization established by Articles of Agreement among its member countries, including the Republic of Paraguay ("UV");
(2)	UABL Paraguay S.A. a corporation organized and existing under the laws of Paraguay (the "UABPLY") and Riverpar S.A, a corporation organized and existing under the laws of Paraguay ("Riverpar");
(3)	UABL Limited, a corporation organized and existing under the laws of Bahamas ("UABL"); and
(4)	Ultrapetrol (Bahamas) Limited, a corporation organized and existing under the law of Bahamas (the "Parent Company").
RECITALS
(A)	Reference is made to (i) the Loan Agreement, dated as of December 2, 2011 ("IFC Loan Agreement"), among UABPLY and Riverpar as joint and several Co-Borrowers (collectively, the "Borrowers") and IFC, pursuant to the terms of which IFC has made available to the Borrowers a loan facility of up to $15,000,000 (the "IFC Loans") to finance the construction, completion, ownership and initial operation of the Project (as defined in the IFC Loan Agreement); (ii) the Guarantee Agreement, dated December 8, 2011 (the "UABL Guarantee Agreement") between UABL (the "UABL Guarantor") and IFC, pursuant to which the UABL Guarantor has guaranteed the joint and several obligations of the Borrowers under the IFC Loan Agreement, (iii) the Enforcement Shortfall Guarantee Agreement, dated as of December 8, 2011 (the "Parent Company Guarantee Agreement") between the Parent Company ("Ultrapetrol Guarantor" or the "Parent Company" and together with UBAL Guarantor, collectively, the "Obligors") and IFC, pursuant to which Ultrapetrol Guarantor agreed to guarantee the payment of any Enforcement Shortfall (as defined in the IFC Loan Agreement), (iv) the Security Documents (as defined in the IFC Loan Agreement) entered into by the Borrowers in favour of IFC and (v) the Collateral Trust Agreement, dated December 8, 2011 between Wilmington Trust, National Association ("Wilmington Trust"), pursuant to which Wilmington Trust agreed to act as security trustee for IFC. Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings (assigned to such terms in the IFC Loan Agreement). The Parent Company and all of its subsidiaries shall hereinafter be referred to as the "Ultrapetrol Entities".
(B)	The Borrowers and the Obligors acknowledge and agree that the Current Events of Default (as defined in Section 2.1 hereof) have occurred and are continuing.

(C)	The Borrowers and the Obligors have requested that IFC forbears from exercising any of its rights, powers and remedies against the Borrowers and the other Obligors in respect of the Current Events of Default (the "Forbearance") during the Forbearance Period(as defined in Section 3.1 below).
(D)	The Borrowers and the Obligors have requested that OPEC Fund for International Development ("OFID") to forbear from exercising any of its rights, powers and remedies against the Borrowers in respect of certain events of default existing under a certain loan agreement between the Borrowers and OFID during the Forbearance Period (the "OFID Standstill Agreement")
(E)	The Parent Company and certain of its subsidiaries (other than the Borrowers and the Obligors) have requested certain lenders to the offshore business (the "Offshore Lenders") under certain loan agreements (hereinafter, the Offshore Credit Facilities") to forbear from exercising any of its rights, powers and remedies against the applicable Ultrapetrol Entity in respect of the certain defaults existing under the Offshore Facilities during the Forbearance Period (the "Offshore Lenders Standstill Agreement"); and
(F)	The Parent Company and certain of its subsidiaries have requested the bondholders under the Indenture (the "Bondholders") to forbear from exercising any of their respective rights, powers and remedies against the applicable Ultrapetrol Entity in respect of certain defaults existing under the Indenture (hereinafter, the "Bondholders Standstill Agreement").
NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Section 1	Definitions and Interpretation
1.1	For the purpose of this Agreement, capitalized terms used but not otherwise defined herein shall have the same meanings ascribed to them in the IFC Loan Agreement and the following terms shall have the following meanings:
"BNDES" means Bunco National de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank, a empresa pública federal, with offices at Avenida República do Chile n°100, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.
"BNDES Loan Agreement" means the Financing Agreement dated August 20, 2009, entered into by BNDES and UP Offshore Apoio Maritimo Ltda. ("UP Offshore") providing for BNDES to make available to UP Offshore a loan facility in the amount of (originally) R$36,473,952.93 (equivalent to $18,729,564 as of the date of execution thereof) for the purposes described therein.

"Bonds" means Ultrapetrol's 8.875% First Preferred Mortgage Notes Due 2021.
"Borrowers'-Related Claim" has the meaning given to that term in Section 6.1;
"Claims" means, with respect to any Person, all claims, counterclaims, actions, causes of action (including any relating in any manner to any existing litigation or investigation), suits, obligations, controversies, defenses, debts, liens, contracts, agreements, covenants, promises, liabilities, damages, penalties, demands, threats, compensation, losses, costs, judgments, orders, interest, fees or expense (including attorneys' fees and expenses) or other similar items of any kind, type, nature, character or description, whether in law, equity or otherwise, whether now known or unknown, whether in contract or in tort, whether choate or inchoate, whether contingent or vested, whether liquidated or unliquidated, whether fixed or unfixed, whether matured or unmatured, whether suspected or unsuspected, and whether or not concealed, sealed or hidden, of such party or that may be asserted by such Person, through such Person or otherwise on the behalf of such Person (including those which may be asserted on any derivative basis);
"Current Events of Default" has the meaning given to that term in Section 2.1;
"Effective Date" has the meaning given to that term in Section 3.2;
"Forbearance" has the meaning given to that term in Recital (C);
"Forbearance Period" has the meaning given to that term in Section 3.1;
"IFC Loan Agreement" has the meaning given to that term in Recital (A);
"IFC Loans" has the meaning given to that term in Recital (A);
"Indenture" means the Indenture dated as of June 10, 2013 among Ultrapetrol, the Subsidiary Guarantors and pledgors named therein and Manufacturers and Traders Trust Company as Trustee in respect of the Bonds.
"Lender Released Party" has the meaning given to that term in Section 6.1;
"Related Parties" means, with respect to each party to this Agreement, its predecessors, successors, parents, subsidiaries and affiliates and its and their respective past and present shareholders, directors, officers, partners, employers, employees, agents, consultants, representatives, principals, insurers, advisors, attorneys, heirs, executors, transferees and assigns, as applicable;
"Termination Event" has the meaning given to that term in Section 5.1; and
"Termination Date" has the meaning given to that term in Section 5.1.

"Third Party Forbearance Agreement" means in respect of each other credit facility (other than the Indenture and the BNDES Loan Agreement) to which the Parent Company or UP Offshore (Bahamas) Ltd. or an affiliate or subsidiary of them is a party, a forbearance agreement, (or in the case of the Indenture, the Bondholders Standstill Agreement entered into by the Bondholders of at least a majority in the principal amount of the Securities (as defined in the Indenture)), with the applicable creditors, including the OFID Standstill Agreement and the Offshore Standstill Agreement, all in form and substance reasonably acceptable to IFC, that shall remain in force throughout the Forbearance Period (with an outside termination date under each standstill agreement not to occur prior to 12:00 pm (NY time) on March 31, 2016), with provisions including, at a minimum:
(a)	forbearance, extension and/or waiver of:
(i)	any principal payments due under any credit facility and the indenture starting from January 11, 2016 (except with respect to mandatory prepayments of principal in connection with the sale or loss of a ship or vessel financed thereunder, and then only to the extent of any funds received with respect to such sale or loss (net of expenses));
(ii)	any payments under any credit facility and the Indenture not otherwise permitted under the terms of this Agreement and the applicable Third Party Forbearance Agreement; and
(iii)	existing and potential breaches of any financial covenants thereunder through March 31, 2016).
(b)	an acknowledgment and agreement from the Offshore Lenders that funds used from any debt service reserve account established under the Offshore Credit Facilities shall not be required to be replenished during the applicable forbearance period in such Third Party Forbearance Agreement.
1.2	In this Agreement, unless the context otherwise requires:
(a)	headings are for convenience only and do not affect the interpretation of this Agreement;
(b)	wordings importing the singular include the plural and vice versa;
(c)	a reference to an Article, Section, Schedule or party is a reference to that Article or Section of or, as the case may be, that party to this Agreement;
(d)	a reference to a document includes an amendment or supplement to, replacement or novation of, or a translation of that document;

(e)	"including" means "including without limitation;" and
(f)	a reference to a party to any document includes that party's successors and permitted assigns.
2.	Borrowers' Acknowledgements
2.1	Each Borrower and each other Obligor acknowledges and agrees that as of the Effective Date (as defined in Section 3.2 below), an Event of Default has occurred and is continuing under the IFC Loan Agreement (hereinafter, the "Current Event of Default") as a result of the failure by certain Ultrapetrol Entities to make scheduled payments required under the Indenture which resulted in a cross-default to occur and continue under Section 6.02(K) of the IFC Loan Agreement and that, but for the Forbearance set forth in Section 3 of this Agreement, IFC immediately and without further notice under the IFC Loan Agreement or otherwise is entitled to cause the acceleration of all amounts due and payable under the IFC Loan Agreement and exercise any and all remedies against the Borrowers and the other Obligors as a result of the Current Events of Default. The failure to list any existing Event of Default in this Agreement of which IFC had or could have had actual knowledge as of the date hereof, is not intended and shall not be construed to be a waiver thereof or an acquiescence therein.
3.	Forbearance
3.1	IFC hereby agrees to the Forbearance upon and subject to the terms and conditions of this Agreement. The Forbearance will take effect on the Effective Date and will continue until the earlier of: (i) 12:00 pm (New York time) on March 31, 2016; or (ii) the Termination Date (the "Forbearance Period").
3.2	The Forbearance will take effect and the Forbearance Period will begin on the date when IFC notifies the Borrowers in writing that the following conditions have been met in form and substance satisfactory to IFC or waived in writing by IFC (the "Effective Date"):
(a)	this Agreement has been executed by each of the parties hereto;
(b)	IFC has received copies of Board Resolutions of the Parent Company authorising the execution, delivery and performance by the applicable Ultrapetrol Entity of this Agreement;
(c)	IFC shall have received a fee equal to$15,000, no later than January 15, 2016;
(d)	IFC shall have received fully executed copies of Third Party Forbearance Agreements entered into by the applicable Ultrapetrol Entity and applicable creditor on or prior to the Effective Date; and
(e)	the Borrowers agree to (x) pay all fees and expenses of a legal advisor and a financial advisor to be retained jointly by IFC and OFID in their sole discretion

(including the determination of the scope of work to be conducted by such advisors) in connection with the negotiation and documentation of a restructuring transaction (in or outside of a court in (or outside of) the United States of America); (y) indemnify IFC for all pending and outstanding fees of the legal advisor and financial advisor to the extent they have not been paid by the Borrowers within 5 business days after receipt of an invoice and (z) fully cooperate and cause each other Obligor to fully cooperate with the legal advisor and the financial advisor.
3.3	Subject to Sections 5 and 7, during the Forbearance Period, IFC agrees not to enforce any of its rights and remedies under the Transaction Documents relating to, and will not otherwise bring any litigation, arbitration or other judicial or quasi-judicial proceeding in connection with or solely as a result of, the Current Events of Default, whether directly or by enforcement of its rights under the Security Documents.
3.4	The entering into by IFC and the performance by it of its agreements and obligations under this Agreement shall be without prejudice to any of IFC's rights with respect to the Current Events of Default, which may be asserted by IFC at the end of the Forbearance Period, or with respect to any other rights of IFC in respect of any other matter. Without limiting the generality of the preservation of rights set forth in Section 7.1, nothing contained in this Agreement is intended or shall be deemed to constitute an acknowledgment, representation, warranty, covenant or other agreement on the part of IFC that it has agreed or it will agree: (i) to enter into any restructuring of the Borrowers and the other Obligors' obligations and liabilities under the Transaction Documents on any terms and conditions; (ii) to grant any forbearance relating to any Potential Event of Default or Event of Default other than the Current Events of Default; or (iii) to grant any forbearance relating to the Current Events of Default beyond the end of the Forbearance Period, and no such agreement may be implied by anything in this Agreement. Each Borrower and each of the Obligors acknowledges that IFC has not made any assurances whatsoever concerning any possibility of any extensions of the Forbearance Period, any other standstill, forbearance or similar arrangement or any other limitations on the exercise of its rights, remedies and privileges under or otherwise in connection with the Transaction Documents or applicable law.
3.5	Each Borrower and each of the other Obligors agrees that notwithstanding their respective entry into the Forbearance or the termination thereof, all of their respective obligations under the IFC Loan Agreement, the Security Documents and any other Transaction Documents to which it is a party are and continue to be in full force and effect, and are not, except as otherwise expressly provided herein, varied, amended, modified, waived or released in any manner, including during the Forbearance Period. Except as otherwise expressly provided herein, neither the Borrowers nor any other Obligor shall be released or otherwise excused from complying with any provisions of any of the Transaction Documents. Each Borrower also acknowledges that the absence at the date of this Agreement of notices from IFC with respect to any Events of Default other than the Current Events of Default does not amount to any waiver by IFC of those Events of Default.

3.6	Notwithstanding Section 3.3 hereof, the Borrowers and each Obligor shall comply, except to the extent such compliance is excused by the terms of this Agreement, with all explicit restrictions or prohibitions triggered by the existence or continuation of any Potential Event of Default or Event of Default under the IFC Loan Agreement and each other Transaction Document.
4.	Additional Agreements and Undertakings
In order to induce IFC to grant the Forbearance and as express conditions thereto, but without limiting the generality or application of the provisions of the IFC Loan Agreement, each Borrower and each Obligor agrees that, during the Forbearance Period, it will:
(a)	not take any action inconsistent with this Agreement;
(b)	at all times:
(i)	keep IFC fully advised of all and any matters which may materially affect the business, financial condition, assets or prospects of the Ultrapetrol Entities; and
(ii)	promptly provide to IFC such financial or other information with respect to the business, financial condition, assets or prospects of the Borrowers, each other Obligor and the other Ultrapetrol Entities as it may from time to time request.
(c)	provide IFC unredacted copies of any restructuring plan (each, a "Plan") presented by any Ultrapetrol Entity to the Bondholders and Offshore Lenders or any other lender to any Ultrapetrol Entity or any subsidiary thereof, and the Parent Company shall:
(i)	on a continuing basis, promptly upon receipt or issuance thereof, provide or procure the provision to IFC of copies of any revisions to any such Plan or any succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, the Offshore Lenders or such other lenders;
(ii)	provide details as to any proposed participation of the Southern Cross Entities (as such term is defined in the Indenture) in such Plan or in any such succeeding plan or proposals presented by any Ultrapetrol Entity to the Bondholders, Offshore Lenders or any other lender; and
(iii)	provide status reports to IFC on a bi-weekly basis and make its executive management and advisors available for in-person or telephonic meetings with the IFC.
(d)	not incur or assume any additional Financial Debt after the date of this Agreement unless the proceeds of such Financial Debt are applied immediately to repay the IFC Loans in full and to pay all applicable interest (including any default rate interest) thereon and all other amounts owing to IFC under the Transaction Documents;
(e)	not enter into any arrangements with any creditor pursuant to which they have granted or will grant any collateral, guarantees, preferential terms or treatment (or equivalent) additional to any such arrangements in place prior to September 30, 2015 (including pursuant to any Third Party Forbearance Agreement);
(f)	provide evidence as required by IFC and satisfactory thereto relating to capital expenses during the Forbearance Period and shall where possible defer or cancel/postpone such payments and avoid the incurrence of any further obligations to make such payments, and generally use all commercial efforts to conserve and retain cash (it being understood and agreed that as to all of the foregoing to the extent consistent with safe and sound operation of the ships or vessels in compliance with all applicable laws, regulations and insurance requirements); and
(g)	declare or pay any dividend or make any cash distribution on any of its capital stock or purchase, redeem or otherwise acquire any stock of the Borrowers or any other Obligors or any option over them or make a payment under any subordinated Financial Debt (including shareholder loans).
5.	Termination
5.1	This Agreement will automatically terminate on the earliest date (the "Termination Date") of the occurrence of any of the following events (each a "Termination Event") (unless IFC agrees to waive such Termination Event in writing):
(a)	a breach (or a potential breach, anticipatory repudiation, cancelation or revocation) by the Borrowers or any other Obligor of any representation, warranty, covenant or other agreement contained in this Agreement (in whole or in part);
(b)	any Potential Event of Default or Event of Default, including any Event of Default under Section 6.02(g), Section 6.02(h), Section 6.02(i), Section 6.02(j), Section 6.02(o) and 6.03 of the IFC Loan Agreement, (other than the Current Events of Default) occurs;
(c)	if another lender, bondholder or creditor (including a hedge provider):
(i)	increases any interest rate or margin in respect of any loan made to any Ultrapetrol Entity and/or charges default interest in respect of any other loan made to any Ultrapetrol Entity, in each case as a result of any default by any Ultrapetrol Entity of its obligations under any loan agreement or hedge agreement related thereto or under any indenture including the Indenture, OFID Loan Agreement or the Offshore Facilities;

(ii)	gives notice to any Ultrapetrol Entity calling an event of default under any loan agreement or hedge agreement between such lender or creditor (including a hedge provider) or under any indenture including the Indenture, OFID Loan Agreement or the Offshore Facilities; or
(iii)	any creditor or lender exercises any remedies or commences any actions against any Borrower or any other Obligor or takes, or purports to take, any enforcement action with respect to any collateral granted in favour of such lender or creditor (including a hedge provider), including by way of applying any set-off or similar rights of such lender or creditor.
(d)	any Ultrapetrol Entity or any of its Affiliates or any Person acting on their respective behalves make (x) any payments or repayments or (y) agree on any terms pursuant to which any Ultrapetrol Entity will make payments or repayments to any other lender or creditor of any Ultrapetrol Entity in respect of any Financial Debt including the Bondholders, the Offshore Lenders and OFID in each case in clauses (x) and (y) above, in excess of any scheduled amounts due and outstanding under any credit facility or the Indenture so long as such scheduled amounts were scheduled payments under the applicable credit facility or Indenture on or prior to January 11, 2016;
(e)	a breach (or, anticipatory repudiation, cancelation or revocation) by any Ultrapetrol Entity of the terms or conditions of any Third Party Forbearance Agreement; or
(f)	on the last day of the Forbearance Period.
5.2	The Borrowers and each other Obligor agree that each will promptly provide notice to IFC immediately on the occurrence of any Termination Event of which they have knowledge or reasonably expected to have knowledge.
5.3	The Forbearance will terminate on the Termination Date, without any further action, demand, presentment, protest or notice on the part of IFC, all of which the Borrowers and each Obligor waive, and IFC shall be entitled to enforce any of its rights and remedies under the Transaction Documents, to make any demand and/or take any action it considers appropriate to protect its interests in respect of the IFC Loans, including their rights and remedies on account of the Current Events of Default that may then exist. Without limiting the generality of the foregoing, upon the occurrence of the Termination Date, IFC may, upon such notice or demand as may be specified in the Transaction Documents (if any) or applicable law, (a) collect or commence any legal or other action to collect any or all of the IFC Loans from the Borrowers and the other Obligors in the manner set forth in the Transaction Documents or applicable law, (b) foreclose or otherwise realize on any or all of the Collateral or if appropriate, setoff or apply to the payment of the IFC Loans any and all of the Collateral or the proceeds thereof, in the manner set forth in the Transaction Documents or applicable law, and (c) take any other enforcement action or otherwise exercise any or all rights and remedies provided for by the Transaction Documents or applicable law, all of which rights and remedies are fully reserved by IFC.

5.4	Notwithstanding termination of the Forbearance for any reason whatsoever, IFC shall be entitled to retain all of its other rights and benefits under this Agreement including with respect to any representation, acknowledgement, confirmation, release of liabilities, promise, covenant or agreement by the Borrowers and/or any other Obligor, which in all respects shall survive termination of the Forbearance.
6.	Release and Covenant Not to Sue
6.1	In consideration of IFC agreeing to enter into this Agreement, each Borrower and each Obligor, for itself and on behalf of its permitted successors, hereby knowingly and voluntarily, unconditionally and irrevocably releases, acquits and discharges IFC and its Related Parties (each a "Lender Released Party") from any Claim of any Borrower, any other Obligor and their respective Related Parties relating in any manner whatsoever to any of the Transaction Documents or this Agreement (including any transaction contemplated thereby or undertaken in connection therewith, or otherwise in respect of the Borrowers and the other Obligors' credit relationship with IFC) which have existed at any time on or prior to the beginning of the Forbearance Period, including any which relates or may relate in any manner whatsoever to any facts, known or unknown, in existence on or at any time prior to the beginning of the Forbearance Period (each, a "Borrowers'-Related Claim").
6.2	Each Borrower and each other Obligor hereby knowingly and voluntarily, unconditionally and irrevocably, absolutely finally and forever covenants that it shall refrain, and further shall direct all of its Related Parties to refrain, from commencing or otherwise prosecuting any action, suit or other proceeding of any kind, nature, character, or description, including in law or in equity, against any Lender Released Party on account of any Borrowers'-Related Claim. Each Lender Released Party shall be entitled to enforce this covenant through specific performance. In addition to any other liability which shall accrue upon the breach of this covenant, the breaching party (including any successor of any Borrower or Obligor that commences or prosecutes any such action, suit or other proceeding) shall be liable to such Lender Released Party for all attorneys' fees and costs incurred by such party in the defence of any such action, suit or other proceeding.
7	Preservation and No Waiver of Rights
7.1	Each Borrower and each Obligor acknowledges and agrees that nothing contained in this Agreement, or the performance of the respective obligations under this Agreement, constitutes or shall be construed or deemed to constitute an amendment, modification or waiver of, or otherwise serve to impair, the rights, remedies, defenses, or claims of IFC under the IFC Loan Agreement, any other Transaction Document or applicable law, all of which are specifically preserved. The provisions of this Agreement are not intended to be, nor shall they be construed or deemed to be, a cure, satisfaction, reinstatement, novation, or release of any of the obligations of any Borrower or any other Obligor under the IFC Loan Agreement or any other Transaction Document, or of any prior, existing, or future default or acceleration right thereunder, including with respect to the Current Events of Default. For the avoidance of doubt, (a) IFC shall not be deemed to have waived compliance with any provision of, or covenants under, the IFC Loan Agreement or any other Transaction Document, including with respect to the Current Events of Default and (b) the foregoing reservation of rights does not negate the Forbearance during the term of the Forbearance Period as specifically provided in this Agreement.
7.2	Each Borrower and each Obligor hereby confirms and agrees that (a) each of the Transaction Documents remains in full force and effect as of the Effective Date, (b) agreements and obligations of each Borrower and each Obligor contained in each such document constitute the legal, valid and binding obligations of each Borrower and each Obligor, as applicable, enforceable against it in accordance with their respective terms, arid as of the Effective Date, each Borrower and each Obligor has no valid defenses to the enforcement of such obligations, (c) the guarantees set forth in UABL Guarantee Agreement and the Parent Company Guarantee Agreement shall continue to guarantee the payment of all obligations of each Borrower and each Obligor under the Transaction Documents and (d) the Security Documents and all of the Collateral do and shall continue to secure the payments of the IFC Loans and other Secured Obligations.
8.	Borrowers' Representations and Warranties
8.1	Each Borrower and each Obligor represents and warrants to IFC that each of the following statements is true, accurate and complete as of the date hereof and as of the Effective Date:
(a)	it has carefully read and fully understands all of the terms and conditions of this Agreement;
(b)	it has consulted with, or has had a full and fair opportunity to consult with, an attorney of its choosing regarding the terms and conditions of this Agreement;
(c)	it had a full and fair opportunity to participate in the drafting of this Agreement;
(d)	it is freely, voluntarily and knowingly entering into this Agreement;
(e)	in entering into this Agreement, it has not relied upon (i) any representation or warranty of IFC; or (ii) any covenant of 'EC that is not set forth in this Agreement;
(f)	the execution and delivery of this Agreement and the performance by it of its obligations under this Agreement (i) are within such its powers; (ii) have been duly authorized by all necessary action; (iii) do not and will not contravene or conflict with any provision of law or its charter and other constitutional documents; (iv) does not require any consent or approval of, notice to, or any other action by or before, any Authority, except such as have been obtained or made and are in full force and effect; (v) will not violate or result in a default or event of default under any material indenture, agreement or other instrument binding upon it or its assets, or give rise to a right thereunder to require any payment to be made by it including under the Indenture, the Offshore Facility or the OFID Loan Agreement; and (vi) will not result in the creation or imposition of any Lien on any of its asset, except Liens created under the Transaction Documents;
(g)	this Agreement constitutes its legal, valid and binding obligation and is enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors' rights generally or as such enforcement may be limited by equitable principles generally;
(h)	it understands the temporary nature of the Forbearance and of the other provisions of this Agreement in its favour and recognizes that IFC has no obligation to expand or extend the Forbearance or any such other provision (if any);
(i)	no Event of Default (other than the Current Events of Default) exists;
(j)	no Termination Event has occurred and is continuing;
(k)	there is no currently proceeding or pending proposals to dissolve or liquidate any of the Ultrapetrol Entities;
(l)	the representations and warranties contained in the IFC Loan Agreement and each other Transaction Document are true and correct on and as of the date hereof and on the Effective Date, after giving effect to the Forbearance provided for herein, as though made on and as of the date hereof and on the Effective Date, as applicable, other than any such representation or warranty that, by its terms, refers to a specific date; and
(m)	no representation, warranty or statement made or certificate, document or financial statement, proposal including any restructuring plan provided by the Borrowers and the other Obligor pursuant to this Agreement or any other Transaction Document, or in any other document furnished in connection herewith or therewith is untrue or incomplete or inaccurate in any material respect or contains any misrepresentation of a material fact or omits any fact or matter necessary to make any such representation, warranty or statement herein or therein is misleading.
8.2	Each Borrower and each Obligor acknowledges that it has made the representations and warranties under Section 8.1 for the purposes of inducing IFC to agree to the Forbearance. Each of the parties hereto further understands and acknowledges that IFC is relying on, and would not have entered into this Agreement (and would not have agreed to grant the Forbearance) had it not been for the representations and warranties of the Borrowers and the other Obligors set forth herein.

9.	Miscellaneous
9.1	if any provision of this Agreement is illegal or unenforceable, whether in whole or in part, the validity and enforceability of the remainder of this Agreement shall not be affected.
9.2	Each Borrower and each Obligor shall execute all such documents as may reasonably be required by IFC and take such steps and do all such acts or things as may be reasonably required by IFC for the purpose of giving effect to the provisions of this Agreement and the matters contemplated in it and obtaining or preserving the full benefits of this Agreement, the IFC Loan Agreement and the other Transaction Documents and the rights, remedies, powers and privileges hereunder and thereunder.
9.3	This Agreement shall be binding upon and shall enure for the benefit of the parties, their successors and assigns and the name of a party appearing herein shall be deemed to include the names of any such successor or assignee, provided that neither a Borrower nor any other Obligor may assign, transfer, declare a trust of the benefit of or in any other way alienate any of its rights under this Agreement, whether in whole or in part, without the prior written consent of IFC.
9.4	No variation, waiver or other amendment of this Agreement shall be effective or enforceable unless made in writing and signed by or on behalf of each Borrower, each other Obligor and IFC.
9.5	This Agreement (including its Schedules and Annexes) represents the entire undertaking and agreement among the Borrowers, the other Obligors and IFC with respect to its subject matter and supersedes any prior written or oral understandings, agreements, or representations among either of them with respect thereto. The Borrowers, each other Obligor and IFC agree and acknowledge that this Agreement shall constitute a Transaction Document for purposes of the IFC Loan Agreement and each other Transaction Document.
9.6	Without prejudice to Section 2.15 of the IFC Loan Agreement, each Borrower and each other Obligor agrees that all payments made by it to IFC under this Agreement are to be made free and clear of and without any deduction, withholding or set-off whatsoever, including without prejudice to the generality of the foregoing, for or on account of tax unless any Borrower or any other Obligor is required by law to make such payment subject to the deduction, withholding or set-off in which case the relevant payment in respect of which such deduction, withholding or set-off is required to be made shall be increased to the extent necessary to ensure that, after the making of such deduction, withholding or set-off, IFC receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction, withholding or set-off been made or been required to be made.
9.7	Each Borrower and each Obligor waives and agrees that it shall not assert any defence, or make any claim in the nature of estoppel, waiver, [aches or delay by reason of compliance with this Agreement and it is expressly understood that in addition to any other right of action permitted or reserved by this Agreement, IFC shall not be precluded from taking any action or instituting any proceedings against the Borrowers or any other Obligor, as applicable on account of any delay or forbearance which has occurred by virtue of its compliance with the Willis of this Agreement.
9.8	Save as otherwise expressly provided for in this Agreement, no failure or delay by IFC to exercise any right under this Agreement, the IFC Loan Agreement or any Transaction Document or otherwise will operate as a waiver of that right or any other right nor will any single or partial exercise of any such right preclude any other or further exercise of that right or the exercise of any other right.
9.9	Each Borrower shall, from time to time on demand, pay, reimburse and indemnify IFC and/or provide to IFC monies on account for all costs and expenses (including legal fees) and expenses incurred and/or to be incurred by IFC in relation to or for the preservation or enforcement of its rights under the Transaction Documents, this Agreement, whether prior to or after the date of this Agreement.
9.10	IFC may, notwithstanding the terms of any other agreement between the Borrowers and any other Obligor and IFC, disclose the contents of this Agreement to (a) officers, directors, employees, attorneys, independent auditors, rating agencies, contractors, consultants (including, by way of example, technical and financial advisors) of IFC and its affiliates in the World Bank Group, including the Asset Management Company, (El) any Person who intends to purchase a Participation, and (c) any other Person as IFC may deem appropriate in connection with the administration of the IFC Loan, including for the purpose of exercising any power, remedy, right, authority, or discretion relevant to any Transaction Document, or in connection with any proposed sale, transfer, assignment or other disposition of IFC's rights, provided that in connection with clause (b) any such Person enters a into disclosure agreement in accordance with the IFC Loan Agreement.
9.11	This Agreement may be countersigned by different parties on separate counterparts, each of which when so executed and delivered shall constitute an original.
9.12	The provisions of Section 7.01 (Saving of Rights), Section 7.02 (Notices), Section 7.05 (Applicable Law and Jurisdiction) and Section 7.09 (Counterparts) of the Loan Agreement shall be incorporated into this Agreement as if set out in full herein and as if references in those clauses to "this Agreement" or "Transaction Documents" are references to this Agreement.

IN WITNESS WHEREOF, the parties hereto, acting through their duly authorized representatives, have caused this Agreement to be signed in their respective names, as of the date first above written.
UABL Paraguay S.A.
Co-Borrower

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

Riverpar S.A.
Co-Borrower

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

UABL Limited
Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

Ultrapetrol (Bahamas) Limited
Guarantor

By:	/s/ Damian Scokin
Name:	Damian Scokin
Title:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Kemal Cakici
Name:	Kemal Cakici
Title:	Acting Director, Department of Social Operations